

MAIL STOP 3010

July 6, 2009

Lee T. Kranefuss
Attention: BGI's Product Management Team,
Intermediary Investors and Exchange-Traded Products Department
c/o Barclays Global Investors International, Inc.
400 Howard Street
San Francisco, CA 94105

>   **Re: iShares Diversified Alternatives Trust**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 22, 2009**
>   **File No. 333-153099**

Dear Mr. Kranefuss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure regarding the BlackRock Transaction. Please consider whether the risks associated with consummation, or lack there of, of the BlackRock Transaction merits additional risk factor disclosure.

2. Please provide audited financial statements in your next amendment.

Business of the Trust, page 36

Investment Objective; Strategies, page 36

Portfolio Construction, page 39

3. Please revise your disclosure to explain the meaning of the term "annualized portfolio return volatility." Additionally, please explain in greater detail what an annualized portfolio return volatility of 6% to 8% means.

4. Please revise your disclosure to explain in greater detail the "Sharpe ratio" and what it means to have an expected Sharpe ratio of 0.50 to 0.75 in terms of both risk and reward.

Draft Forms of Financial Statements

4- Trust Expenses, page 9

5. We note your response to prior comment 10. Please disclose in an amended filing within the notes to your financial statements that the sponsor will assume all costs and expenses associated with offering interests in the Trust and that the Trust will not have to reimburse such amounts.

Legal Opinions

6. Please confirm that you will file executed legal opinions prior to effectiveness and update the reference to the tax opinion in the prospectus accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Barros
Special Counsel

Cc: David Yeres, Esq. (via facsimile)
        Edgard Alvarez, Esq. (via facsimile)